Exhibit 99.2

Kyivstar Group Ltd. February 10, 2026 | Investor Presentation (1) Gross Merchandise Value Tabletki.ua Acquisition: Advancing Kyivstar’s Digital Ecosystem ▪ >USD 1 Billion+ GMV 1 ▪ Material Synergy Potential

DISCLAIMER 2 This presentation includes certain historical financial information and data relating to Tabletki . ua relating to periods prior to its acquisition by Kyivstar Group . Such information is unaudited, was prepared by Tabletki . ua prior to the acquisition, and has not been reviewed or audited by Kyivstar Group's independent registered public accounting firm . The unaudited financial information is subject to further review, revision and transaction - related accounting and other adjustments, and may be revised, potentially materially, and is therefore being provided for informational purposes only . Accordingly, this information may not be indicative of final historical results or future performance . This presentation includes certain financial and operating measures of Tabletki . ua, including EBITDA and EBITDA margin, that are not prepared in accordance with U . S . generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards (“IFRS”) . These non - GAAP/non - IFRS measures, and other measures that are calculated using these non - GAAP/non - IFRS measures, are in addition to, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute to those determined in accordance with GAAP or IFRS . The Company believes these non - GAAP/non - IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating Tabletki . ua ’s historical performance and comparing it with peers that report similar metrics . These non - GAAP/non - IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability . This presentation contains “forward - looking statements”, within the meaning of Section 27 A of the U . S . Securities Act of 1933 , as amended, and Section 21 E of the U . S . Securities Exchange Act of 1934 , as amended . All statements contained in this presentation that do not relate to historical fact should be considered forward - looking statements including, without limitation, statements relating to, among other things, the proposed acquisition of Tabletki . ua, the expected impact of the acquisition for Kyivstar Group, the expected financial performance of Kyivstar Group post the acquisition as well as Kyivstar Group’s ability to achieve anticipated results and business objectives and its strategic plans . These statements are based on management’s current expectations and are neither promises nor guarantees . There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to uncertainty over Kyivstar Group’s’ ability to achieve anticipated results and business objectives, among others discussed in the section entitled “Risk Factors” included in the final prospectus filed by Kyivstar Group with the U . S . Securities and exchange Commission (“SEC”) on January 30 , 2026 , as such document may be amended or supplemented from time to time and in any other subsequent filings with the SEC by Kyivstar Group . You are cautioned not to place undue reliance on these forward - looking statements . The forward - looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law . Kyivstar disclaims any obligation to update or revise any forward - looking statements contained in this press release, other than to the extent required by applicable law . This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction .

Maintain paying subscriber base and grow share of multiplay users Technology (e.g., Direct to Cell) and value - driven, consistent ARPU growth Fixed broadband market share growth via organic expansion and acquisitions Sustain mobile market leadership GROWTH STRATEGY AND PRIORITIES 3 Telecom Digital Grow digital offerings organically and through adjacent acquisitions by focusing on increasing multiplay penetration Target significant organic growth in digital revenues, complemented by acquisitions Serve as a key player in restoring and developing Ukraine’s digital ecosystem Leverage our loyal customer base to launch and develop new and existing digital products

EXECUTING TO OUR STRATEGY Increased ownership in Helsi from 69.99% to 97.99% Announced acquisition of 97% stake in Uklon Launched Starlink Direct to Cell Satellite Connectivity in Ukraine Nov 2024 Mar 2025 May 2025 Nov 2025 Announced acquisition of Tabletki.ua, to further expand digital healthcare offering Feb 2026 Acquired valuable new spectrum in an auction to support mobile network capacity and coverage Announced acquisition of SUNVIN 11 LLC, owner of an operational solar plant with 12.95 MW capacity Dec 2025 4

TABLETKI.UA – AN OVERVIEW

KYIVSTAR

Business Overview

Leading marketplace: for searching and online booking of medicines in Ukraine (via web portal and mobile app)

Rich history: Established in 2008. Have built deep consumer trust, strong pharmacy partnerships, and a resilient market position

Extensive reach: 14,000+ connected pharmacies, serving all Ukrainian cities with populations exceeding 50,000

High user engagement: Averaged 14 million online bookings/month[1] in 2025

Preliminary Financials[1]

mn	UAH			USD		
	2024	9M25	LTM 9M25	2024	9M25	LTM 9M25
GMV	45,000	43,000	57,300	1,056	1,034	1,191
EBITDA[2]	810	755	1,000	20	18	24.0
Growth YoY (Sep-Sep, %)	*86.0*	*34.0*		*69.4*	*29.0*	
Net Profit	707	682	836	17.6	16.0	20.0

Business Model

Revenue drivers: Transaction fees, pharmacy subscriptions, and advertising revenues

Strong growth: Gross merchandise value (GMV) of bookings facilitated at UAH 45 billion for 2024 and UAH 57.3 billion for LTM 9M2025

Strong profit growth: Preliminary EBITDA CAGR: 69% over 2021-2024[1]. Robust EBITDA margin trend[1]

Talented team: Deep experience in developing and implementing pharmacy automation systems and software

Revenue Distribution (2024)[1]


2.8%
12.2%
85.0%
Transactions and subscription fees
Advertising
Other

(1) The financial information and data presented herein is derived from preliminary, unaudited management accounts prepared by Tabletki.ua as of the dates indicated and is subject to completion of customary financial closing procedures, review, and audit. Certain amounts and percentages may reflect rounding adjustments and may not recalculate exactly. While this information has been prepared on a basis believed to be reasonable, it remains subject to revision and may change materially due to final adjustments, audit processes, transaction accounting determinations, and other adjustments. Accordingly, actual results for historical and future periods may differ from the preliminary information presented, and such differences may be material. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance.

(2) EBITDA is a historical, non-IFRS measure provided by Tabletki.ua from unaudited management accounts for the periods indicated. A reconciliation to their most directly comparable GAAP or IFRS measures is not provided because such quantitative reconciliation is not available without unreasonable efforts. Kyivstar Group is unable to assess the probable significance of the unavailable information and the quantification of these items would require significant estimates and judgments and could be material and unpredictable in amount or timing.

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ACQUISITION TERMS AND ANTICIPATED SYNERGIES

KYIVSTAR

Immediately Earnings Accretive with Material Synergy Potential

Acquisition Terms

Purchase Price

USD 160 million[1]

Terms

- Consideration being fully paid in UAH in Ukraine[1]

Implied Valuation (as of 9M25)

EV / EBITDA	6.7x	LTM[2]
P/E	8.0x	LTM[3]

Potential Synergies

Digital Health Ecosystem Development

Fully aligned with Digital Operator strategy; substantial catalyst for development of Digital Health ecosystem

Fuels Digital Flywheel Momentum

High-frequency service to further boost user engagement across the digital ecosystem

Enrich with Mobile Data

Mobile data enrichment to improve user engagement and accessibility

Kyivstar Ecosystem Synergies

Synergies between Kyivstar (telco), Helsi (largest eHealth SaaS provider), Uklon (delivery) and Tabletki.ua (leading medicine marketplace) to drive substantial customer benefits.

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(1) Consideration in UAH, based on UAH/USD exchange rate as published by the Central Bank of Ukraine from the day before payment (2) USD 160mn / USD 24mn (3) USD 160mn / USD 20mn

ir@kyivstargroup.com